UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 7, 2023, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Announces Initiation of Randomized Phase IIb Clinical Trial of its Proprietary SCI-110 for Tourette Syndrome.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On September 7, 2023, the Company issued a press release titled “SciSparc Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Requirement,” announcing the receipt of a letter from the Nasdaq Stock Market LLC. A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. dated September 7, 2023, titled “SciSparc Announces Initiation of Randomized Phase IIb Clinical Trial of its Proprietary SCI-110 for Tourette Syndrome.”
99.2	Press release issued by SciSparc Ltd. dated September 7, 2023, titled “SciSparc Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Requirement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 7, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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